UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.
(Name of Subject Company (issuer))

Square Acquisition Co.
a wholly owned subsidiary of
Square Limited
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment Ltd. (H.K.)
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson
(Names of Filing Persons (offerors))
Ordinary Shares, par value US$0.0001 per share*
(Title of Class of Securities)
83084J202 **
83084J988 **
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
Rule 13E-3 Transaction Statement
Under Section 13(E) of the Securities Exchange Act of 1934

Square Acquisition Co.
a wholly owned subsidiary of
Square Limited
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment Ltd. (H.K.)
Abdullateef A. AL-Tammar

Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson
(Names of Filing Persons (offerors))
Ordinary Shares, par value US$0.0001 per share*
(Title of Class of Securities)
83084J202 **
83084J988 **
(CUSIP Number of Class of Securities)
Mitsutoshi Nishiyama
Square Limited
c/o Japan NK Investment K.K.
Kotobuki Bldg. 9F, Iwamotocho 3-chome 10-4, Chiyoda-ku
Tokyo 101-0032, Japan
+81-3-5839-2046
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Kenji Taneda, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 37th Floor
1-6-1, Roppongi, Minato-ku
Tokyo 106-6037, Japan
+81-3-3568-2626

CALCULATION OF FILING FEE
Transaction Valuation***	Amount of Filing Fee****
$32,760,386.40	$4,252.30

* Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares (“ADSs”), each representing twenty ordinary shares, par value $0.0001 per share, of the issuer (the “Ordinary Shares”).
** This CUSIP number applies to the issuer’s ADSs.
*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $0.30 for 109,201,288 outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the issuer subject to the transaction (the “Transaction Valuation”).
**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.
☐   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                 Amount Previously Paid: N/A           Filing Party: N/A
                 Form or Registration No.: N/A           Date Filed: N/A
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☒   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment Ltd. (H.K.), a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”), to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SKYS” or the “Company”), not owned by the Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”), copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), which, together with any amendments or supplements, collectively constitute the “Offer.”
This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Square Limited and a Schedule 13E-3 Transaction Statement of Square Limited. The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.
Item 1   Summary Term Sheet.
Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning SKYS,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer — Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A — Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A — Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning the Offeror Group” and in “Schedule A — Information Concerning Directors and Executive Officers of the Offeror Group,” which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — What securities are you offering to purchase?” and “Introduction,” which is incorporated herein by reference.
(a)(1)(ii) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How much are you offering to pay and what is the form of payment?”, which is incorporated herein by reference.
(a)(1)(iii) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How long do I have to decide whether to tender in the Offer? Can the Offer be extended?” and “The Offer — Section 1. Terms of the Offer,” which is incorporated herein by reference.
(a)(i)(iv) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How long do I have to decide whether to tender in the Offer? Can the Offer be extended?” and “The Offer — Section 1. Terms of the Offer,” which is incorporated herein by reference.
(a)(i)(v) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How long do I have to decide whether to tender in the Offer? Can the Offer be extended?” and “The Offer — Section 1. Terms of the Offer,” which is incorporated herein by reference.
(a)(i)(vi) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — Until what time may I withdraw previously tendered Ordinary Shares/ADSs?” and “The Offer — Section 4. Withdrawal Rights,” which is incorporated herein by reference.
(a)(i)(vii) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How do I withdraw previously tendered Ordinary Shares/ADSs?” and “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” which is incorporated herein by reference.
(a)(i)(viii) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — How do I tender my shares?”, “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 11. Conditions to the Offer,” which is incorporated herein by reference.
(a)(i)(ix) Not applicable.
(a)(i)(x) Not applicable.
(a)(i)(xi) Not applicable.
(a)(i)(xii) Reference is made to the information set forth in the Offer to Purchase under “The Offer — Section 5. Certain Tax Consequences,” which is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.
(b) None.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” “Special Factors — Section 7. Related Party Transactions,” “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” “Special Factors — Section 7. Related Party Transactions,” “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(1) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(2) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(3) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(4) Reference is made to the information set forth in the Offer to Purchase under “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(5) Reference is made to the information set forth in the Offer to Purchase under “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c)(6) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.
(c)(7) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to make payment?” and “The Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — What are the most significant conditions to the offer?” and “The Offer — Conditions to the Offer,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to make payment?” and “The Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.
Item 10.   Financial Statements.
(a)-(b) Financial information with respect to Square Limited is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Offer — Section 9. Source and Amount of Funds.”
Item 11.   Additional Information.
(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 7. Related Party Transactions” and “Special Factors — Section 8. Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 6. Appraisal Rights; Rule 13e-3,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer — Section 4. Withdrawal Rights,” “The Offer — Section 5. Certain Tax Consequences,” “The Offer — Section 11. Conditions to the Offer,” “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C — Companies Law Cap. 22 (Law 3 Of 1961 as Consolidated and Revised) of the Cayman Islands — Section 238,” which is incorporated herein by reference.
(a)(3) Reference is made to the information set forth in the Offer to Purchase under “The Offer — Certain Legal Matters; Regulatory Approvals,” which is incorporated by reference herein.
(a)(4) Reference is made to the information set forth in the Offer to Purchase under “The Offer — Certain Legal Matters; Regulatory Approvals,” which is incorporated by reference herein.
(a)(5) Reference is made to the information set forth in the Offer to Purchase under “The Offer — Certain Legal Matters; Regulatory Approvals,” which is incorporated by reference herein.
(b) None.
Item 12.   Exhibits.
(a)(1)(i) Offer to Purchase, dated July 6, 2020.
(a)(1)(ii) Form of Share Letter of Transmittal.

(a)(1)(iii) Form of ADS Letter of Transmittal.
(a)(1)(iv) Form of Notice of Guaranteed Delivery.
(a)(1)(v) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii) Form of Withdrawal Letter.
(b)(1) Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited.
(d)(1) Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(2) Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(3) Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Company (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(4) Consortium Agreement, dated May 25, 2020, by and among JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(5) Stock Purchase Agreement by and among Hudson, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., dated as of November 14, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed with the SEC by IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Quan Zhou, Chi Sing Ho, IDG-Accel China Capital GP Associates Ltd. and IDG-Accel China Capital Associates L.P. on November 14, 2019).
(d)(6) Shareholders Agreement, by and among Fusion-Lynx Holdings, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC, dated as of November 14, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on November 22, 2019).
(d)(7) Amended and Restated Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of October 21, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on October 31, 2019).

(d)(8) Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of March 1, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi on March 11, 2019).
(g) Not applicable.
(h) Not applicable.
Item 13.   Information Required by Schedule 13E-3.
The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2 of Schedule 13E-3.   Subject Company Information.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 6. Price Range of the Shares; Dividends” and “The Offer — Section 10. Dividends and Distributions,” which is incorporated herein by reference.
(e) Not applicable.
(f) Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Item 4 of Schedule 13E-3.   Terms of the Transaction.
(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” “Special Factors — Section 6. Appraisal Rights; Rule 13e-3,” “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C — Companies Law Cap. 22 (Law 3 Of 1961 as Consolidated and Revised) of the Cayman Islands — Section 238,” which is incorporated herein by reference.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 6. Appraisal Rights; Rule 13e-3,” “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals” and in “Schedule C — Companies Law Cap. 22 (Law 3 Of 1961 as Consolidated and Revised) of the Cayman Islands — Section 238,” which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 8. Certain Information Concerning the Offeror Group.”
(f) Not applicable.
Item 5 of Schedule 13E-3.   Past Contacts, Transactions, Negotiations and Agreements.
(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” “Special Factors — Section 8. Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger,” “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 6 of Schedule 13E-3.   Purposes of the Transaction and Plans or Proposals.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” “Special Factors — Section 4. Effects of the Offer,” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.
(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 4. Effects of the Offer,” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.
Item 7 of Schedule 13E-3.   Purposes, Alternatives, Reasons and Effects.
(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 1. Background” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” which is incorporated herein by reference.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger,” “Special Factors — Section 4. Effects of the Offer,” “Special Factors — Section 5. Conduct of SKYS’ Business if the Offer Is Not Completed,” “Special Factors — Section 6. Appraisal Rights; Rule 13e-3,” “Special Factors — Section 8. Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger,” “The Offer — Section 5. Certain Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.
Item 8 of Schedule 13E-3.   Fairness of the Transaction.
(a) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and “The Offer — Section 11. Conditions to the Offer,” which is incorporated herein by reference.
(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer or the merger, or preparing a report concerning the fairness of the transaction.
(e) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.
(f) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” which is incorporated herein by reference.

Item 9 of Schedule 13E-3.   Reports, Opinions, Appraisals and Negotiations.
Not applicable.
Item 10 of Schedule 13E-3.   Source and Amount of Funds or Other Consideration.
(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.
Item 12 of Schedule 13E-3.   The Solicitation or Recommendation.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for SKYS After the Offer and the Merger” and “Special Factors — Section 8. Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger,” which is incorporated herein by reference.
Item 13 of Schedule 13E-3.   Financial Statements.
(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning SKYS,” which is incorporated herein by reference. The audited financial statements of SKYS as of and for the fiscal years ended December 31, 2018 and December 31, 2019 are incorporated herein by reference to the Consolidated Financial Statements of SKYS included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019filed with the SEC by SKYS on May 19, 2020.
(b) The pro forma financial statements of SKYS are not material to the Offer.
Item 14 of Schedule 13E-3.   Persons/Assets, Retained, Employed, Compensated or Used.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 1. Background” and “Special Factors — Section 8. Interests of SKYS’ Directors and Executive Officers in the Offer and the Merger,” and “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.
Item 16 of Schedule 13E-3. Exhibits.
(c) Not applicable.
(f) Section 238 of theCompanies Law (Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Square Limited	By:	/s/ Chen Rui
		Name:	Chen Rui
		Title:	Director
Square Acquisition Co.	By:	/s/ Chen Rui
		Name:	Chen Rui
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Japan NK Investment K.K.	By:	/s/ Mitsutoshi Nishiyama
		Name:	Mitsutoshi Nishiyama
		Title:	Representative Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
IDG-Accel China Capital L.P.	By:	/s/ Chi Sing Ho
		Name:	Chi Sing Ho
		Title:	Authorized Signatory

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
IDG-Accel China Capital Investors L.P.	By:	/s/ Chi Sing Ho
		Name:	Chi Sing Ho
		Title:	Authorized Signatory

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Jolmo Solar Capital Ltd.	By:	/s/ Duan Xiaoguang
		Name:	Duan Xiaoguang
		Title:	Authorized Person

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
CES Holding Ltd.	By:	/s/ Duan Xiaoguang
		Name:	Duan Xiaoguang
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Jing Kang	/s/ Jing Kang

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Bin Shi	/s/ Bin Shi

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Sino-Century HX Investments Limited	By:	/s/ Hao Wu
		Name:	Hao Wu
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Kai Ding	/s/ Kai Ding

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
TCL Transportation Holdings Limited	By:	/s/ Wang Dewei
		Name:	Wang Dewei
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Esteem Venture Investment Limited	By:	/s/ Dong Ruili
		Name:	Dong Ruili
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
/s/ Nancy Law
Mamaya Investments Ltd	By:	/s/ James Dingle
		Name:	Nancy Law James Dingle
		Title:	Senior Managers for HSBC PB Corporate Services 1 Limited, Corporate Director of Mamaya Investment Ltd.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Xanadu Investment Ltd. (H.K.)	By:	/s/ Eugen von Keller
		Name:	Eugen von Keller
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Abdullateef A. AL-Tammar	/s/ Abdullateef A. AL-Tammar

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Development Holding Company Ltd.	By:	/s/ Bjoern Ludvig Ulfsson Nilsson
		Name:	Bjoern Ludvig Ulfsson Nilsson
		Title:	Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2020
Bjoern Ludvig Ulfsson Nilsson	/s/ Bjoern Ludvig Ulfsson Nilsson

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 6, 2020.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of ADS Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Withdrawal Letter.
(b)(1)	Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited.
(d)(1)	Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(2)	Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson.
(d)(3)	Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Company (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(4)	Consortium Agreement, dated May 25, 2020, by and among JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on May 26, 2020).
(d)(5)	Stock Purchase Agreement by and among Hudson, IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P., dated as of November 14, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed with the SEC by IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Quan Zhou, Chi Sing Ho, IDG-Accel China Capital GP Associates Ltd. and IDG-Accel China Capital Associates L.P. on November 14, 2019).
(d)(6)	Shareholders Agreement, by and among Fusion-Lynx Holdings, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC, dated as of November 14, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on November 22, 2019).

Exhibit No.	Description
(d)(7)	Amended and Restated Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of October 21, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe on October 31, 2019).
(d)(8)	Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of March 1, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the SEC by Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi on March 11, 2019).
(f)	Section 238 of the Companies Law (as amended) of the Cayman Islands (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).